A143/7/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

02019772

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002

SEC FILE NUMBER
8-28665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAHN & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Wall Street Court-Suite 980
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard T. Buonato (212)635-5574
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard T. Buonato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Icahn & Co., Inc., as of December, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Richard T. Buonato
Signature

Vice-President
Title

Notary Public

CAROL A. O'BRIEN
Notary Public, State of New York
No. 01TA5023264
Qualified in Richmond County
Commission Expires January 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Icahn & Co., Inc.

We have audited the accompanying statement of financial condition of Icahn & Co., Inc. (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Icahn & Co. Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2002

ICAHN & CO., INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	337,815
Cash and cash equivalents segregated under federal and other regulations (note 3)		352,103
Certificate of deposit		3,000,000
Receivable from brokers and dealers (note 4)		98,416,080
Receivable from customers		283,500
Securities purchased under agreements to resell (note 6)		80,706,954
Securities owned, at market value (note 5)		424,663
Loans and advances (note 11)		27,875
Deposits with clearing organizations		104,495
Investment in bank debt (note 7)		10,302,000
Other assets		1,125,734
Total assets	$	195,081,219

Liabilities and Shareholder's Equity

Liabilities:		
Securities sold, but not yet purchased, at market value (note 5)	$	92,304,537
Accrued expenses and other liabilities (note 8)		2,289,624
Due to brokers		303,500
Total liabilities		94,897,661
Commitments (note 9)		
Shareholder's equity (note 10):		
Common stock, voting, $1 par; authorized 1,000 shares, issued and outstanding 200 shares		200
Capital surplus		100,183,358
Total shareholder's equity		100,183,558
Total liabilities and shareholder's equity	$	195,081,219

See accompanying notes to financial statements.

ICAHN & CO., INC.

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization

Icahn & Co., Inc. (the "Company") is incorporated under the laws of the State of Delaware and is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company primarily engages in proprietary trading activities. The Company clears over the counter securities transactions on its own behalf and for affiliated companies.

All of the Company's issued and outstanding stock is owned by an affiliate of Mr. Carl. C. Icahn. (See note 11).

(2) Summary of Significant Accounting Policies

Security transactions are recorded on a settlement-date basis, generally the third business day following the transaction for securities and the next day for options. As of December 31, 2001, there were no material reconciling items between trade date and settlement date.

Marketable securities are valued at quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practice both require management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Cash and Cash Equivalent

The Company defines cash equivalents to be highly liquid investments, with original maturities of less than ninety days.

Cash and Cash Equivalents Segregated Under Federal Regulations

Deposits in the Special Reserve Bank Account, segregated for the exclusive benefit of customers under Federal regulations (SEC Rule 15c3-3), are comprised of $302,168 in cash and $49,935 of United States Treasury securities.

(4) Receivable from Brokers and Dealers

The balance shown as a receivable from brokers and dealers represents collateral on securities borrowed to deliver against securities sold short.

(5) Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased consist of the following:

	Owned	Sold, not yet purchased
Equity securities	$ —	$ 92,304,537
Securities not readily marketable	424,663	—
	$ 424,663	$ 92,304,537

Securities not readily marketable include investment securities for which there is no market on a security exchange or no independent publicly quoted market price. These securities are valued at fair value as determined by management of the Company.

(6) Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or the Company may return collateral pledged when appropriate.

(7) Investment in Bank Debt

At December 31, 2001, investment in bank debt includes approximately $10.3 million in bank debt purchased from third parties, which has a face value of $20.2 million issued at a discount by Reliance Financial Services Corporation.

(Continued)

(8) Income Taxes

Barberry Corporation (see note 11) has elected to treat the Company as a qualified subchapter S subsidiary for Federal and State of California income tax purposes. As such, Federal and State of California income taxes have not been provided, as Barberry is liable for the taxes on income of the Company. The Company continues to remain a C Corporation for purposes of New York State and New York City corporate income taxes.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years. At December 31, 2001, the Company had a deferred tax liability of $75,000 relating to such differences.

(9) Commitments

Leases

The Company leases office space under a long-term operating lease expiring on June 30, 2002. The Company has entered into a lease modification agreement which expands its leased space and extends the lease agreement to June 30, 2007. Minimum future rentals under the operating lease, are as follows:

Calendar year ending December 31,		Amount
2002	$	151,730
2003		174,871
2004		174,871
2005		180,512
2006		180,512
2007		90,256
	$	952,752

(10) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Additionally, equity capital may not be withdrawn or cash dividend paid if resulting net capital would be less than 5% of aggregated debits. At December 31, 2001, the Company had net capital of $68,392,381, which was $68,142,381 in excess of its net capital requirement of $250,000.

(Continued)

(11) Related Party Transactions

On October 3, 2000, Carl C. Icahn, the Company's sole stockholder contributed his entire interest in the Company to Barberry Corporation ("Barberry") which is also owned by Mr. Icahn. In January 2001, Barberry made a contribution of $26,000,000 to the Company. The Company subsequently made two distributions to Barberry in the amounts of $27,000,000 and $25,000,000 on September 24, 2001 and October 30, 2001, respectively.

The Company clears transactions for various related parties of the Company's sole shareholder.

At December 31, 2000, loans and advances was comprised of a $13,000,000 note receivable from Carl C. Icahn and $31,125 in salary advances to an employee. The $13,000,000 note receivable bearing interest at ½ of 1% over the prime rate which was due on December 26, 2003 was paid in full with interest by Mr. Icahn on April 30, 2001. The remaining $27,875 balance at December 31, 2001 represents salary advances and is to be repaid through payroll deductions.

(12) Employee Benefit Plans

Defined Benefit Plan

The Company has a non-contributory defined benefit pension plan (the "Plan") covering substantially all employees of the Company and administrative employees of certain other affiliated entities, who meet prescribed service requirements. Benefits are based on salary and years of service.

Contributions to the Plan reflect benefits attributed to employees' service to date as well as benefits expected to be earned for future service. Plan assets consist primarily of U.S. Treasury obligations and common stock.

The following table sets forth the Plan's funded status at December 31, 2001, as calculated by the Plan's actuary:

Actuarial present value of benefit obligation:		
Accumulated benefit obligation, including vested benefits of $2,132,429	$	2,345,110
Projected benefit obligation (PBO) for services rendered to date		2,917,712
Plan assets at fair value		2,773,197
Plan assets in excess of PBO		(144,515)
Unrecognized net loss from past experience different from that assumed and effects of changes in assumptions		584,395
Unrecognized prior service cost		(182,682)
Unrecognized net assets, being recognized over 18.85		(56,026)
Prepaid pension cost	$	201,172

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation as of December 31, 2001 were 7% and 4%, respectively. The expected long-term rate of return on assets for 2001 is 7.25%.

Defined Contribution Plan

In addition to the defined benefit pension plan, the Company has a defined contribution plan covering substantially all personnel of the Company employed prior to December 31, 1990. During 1991, the Company decided to terminate the defined contribution plan. All of the assets of the defined contribution plan are held, and will continue to be held, in trust for the benefit of the plan participants.

401(k) Plan

The Company has a 401(k) plan that is open to all employees of the Company and administrative employees of certain affiliated entities who have attained age 21 and completed at least 1,000 hours of service in the twelve-month period following the employment commencement date or in any calendar year following the employment commencement date. Employees are allowed to contribute the maximum allowable by law. The Company contributes 50% of the first 6-1/4% of the employees' contributions.

(13) Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company records securities transactions on a settlement-date basis, which is generally three business days after trade date for securities and one day after trade date for options. The Company is therefore exposed to the risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2001 were settled with no adverse effect on the Company's statement of financial condition.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the December 31, 2001 market value of the related securities. The Company will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2001. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.

(Continued)

(14) Fair Value of Financial Instruments

Virtually all of the Company's financial instruments are carried at fair value. The only significant exceptions are securities purchased under agreements to resell, which are carried at contract amount plus accrued interest. These securities are considered to be valued at fair value due to the highly liquid nature and the short-term maturity of these instruments.

(Continued)

KPMG

345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5**

The Board of Directors
Icahn & Co., Inc.

In planning and performing our audit of the financial statements and schedules of Icahn & Co., Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for information and for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2002